

Mail Stop 3233

August 7, 2018

<u>Via E-mail</u>
Stephen M. Merkel
General Counsel and Secretary
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

> **Re: BGC Partners, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 31, 2018**
> **File No. 333-226445**

Dear Mr. Merkel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel at (202) 551-3799 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Howard A. Kenny